Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$4,957	$2,909	$14,123	$6,130

Add back:
Fixed charges	8,663	7,088	23,303	21,581
Distributed income of equity investees	400	679	2,198	3,301

Deduct:
Equity in earnings of equity investees	(387)	(1,008)	5,027	(2,084)
Capitalized interest	(313)	(245)	(770)	(758)
Earnings as Defined	$13,320	$9,423	$43,881	$28,170

Fixed Charges
Interest expense including amortization of deferred financing fees	$8,297	$6,784	$22,353	$20,616
Capitalized interest	313	245	770	758
Interest portion of rent expense	53	59	180	207
Fixed Charges	8,663	7,088	23,303	21,581
Preferred share dividends	1,813	1,813	5,438	5,438
Combined Fixed Charges and Preferred Dividends	$10,476	$8,901	$28,741	$27,019

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.27	1.06	1.53	1.04